Saputo

Isabelle Viger ☎ 514-328-3382
Fax: 514-328-3322
Courriel/E-mail : isabelle.viger@saputo.com

05012905

November 11, 2005

SUPPL

United States Security and
Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED NOV 25 2005 185

__Attention__ : Public Reference Room

Saputo Inc.

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our second quarter interim report which ended September 30, 2005, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

Isabelle Viger,
Vice President, Legal Affairs

IV/fm
Encl.

S:\Contentieux\SAPUTO INC\S E C\Security Commission Let 2005 11 11.doc

In the Bakery Division, we continued with our investment program, as envisioned in our three-year plan, in order to re-deploy our brands. We are satisfied with the results achieved thus far, and will pursue the implementation of the investment plan. In addition, we will carry on with the manufacturing of some of our products for the United States on the basis of co-packaging activities for third parties. These US co-packaging activities enjoyed an excellent start, surpassing our objectives. Over the coming quarters we should be in a position to evaluate more specifically future benefits. We also foresee the addition of new products that will respond to the changing needs of our customer base.

Lastly, we are continuing to evaluate potential acquisitions of dairy operations that will enable us to pursue our growth.

Dividends

The Board of Directors declared a dividend of $0.18 per share, payable on December 9, 2005, to shareholders of record on November 25, 2005. This dividend relates to the quarter ended September 30, 2005.

Management's Analysis

The goal of this management report is to analyze the quarter ended September 30, 2005. It should be read in conjunction with the audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2005, as well as the Company's management report for the same period. This report takes into account every material element to be considered between September 30, 2005 and November 7, 2005, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). This disclosure document contains management's analysis on forward-looking statements. Caution should be used in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies that contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements.

Operating Results

Consolidated revenues for the quarter ended September 30, 2005 totalled $1.031 billion, an increase of $25.7 million or 2.6% compared to the $1.005 billion for the second quarter of fiscal 2005. Our Canadian and Other Dairy Products Sector revenues increased by approximately $42 million compared to the same period last year. The increase is attributed to higher selling prices in all divisions within the sector, higher sales volumes within our Canadian fluid milk activities, as well as the inclusion of Fromage Côté, acquired on April 18, 2005. Revenues from our US Dairy Products Sector decreased by approximately $16 million. The appreciation of the Canadian dollar was the main contributor to the revenue decrease, eroding approximately $34 million in revenues. A lower average block market per pound of cheese also reduced revenues by about $7 million. These negative factors offset a revenue increase of approximately $25 million derived from an 8.1% increase in sales volumes compared to the same quarter last year. Revenues from our Grocery Products Sector totalled $43 million, identical to the revenues posted in the corresponding period last year. The negative effect resulting from the increase in the base selling price implemented last February was offset by additional sales to new customers.

For the six-month period ended September 30, 2005, revenues increased by $13.5 million to $2.038 billion from $2.024 billion last year. Our Canadian and Other Dairy Products Sector revenues increased by approximately $88 million. The increase is the result of higher selling prices, increased sales volumes from our Canadian fluid milk activities, and the inclusion of Fromage Côté. Our US Dairy Products Sector revenues decreased by approximately $72 million due mainly to the appreciation of the Canadian dollar and a lower average block market per pound of cheese. Revenues from our Grocery Products Sector decreased by about $3 million.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA) for the second quarter of fiscal 2006 stood at $101.5 million, an increase of $0.6 million compared to $100.9 million for the corresponding period last year. The EBITDA of our Canadian and Other Dairy Products Sector increased by approximately $10 million due mainly to improved processes across all divisions within the sector, increased revenues from our Canadian fluid milk activities, and the inclusion of Fromage Côté. The EBITDA of our US Dairy Products Sector decreased by approximately $9 million due to a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material, the appreciation of the Canadian dollar, along with the continued increase in fuel costs and certain promotional costs. These factors offset EBITDA increases resulting from improved margins and higher sales volumes. Our Grocery Products Sector EBITDA for the second quarter remained relatively stable compared to the same period last year. Additional pension charges and increased marketing expenses were offset by improved margins and EBITDA generated by sales to new customers. The overall EBITDA margin decreased and went from 10% in the second quarter of fiscal 2005 to 9.8% in the second quarter of fiscal 2006. The decrease is attributed to lower EBITDA within our US Dairy Products Sector.

For the six-month period ended September 30, 2005, EBITDA totalled $198.2 million, a decrease of $9.7 million compared to the corresponding period last year. The decrease is attributed to our first quarter results.

Other Consolidated Results Items

Depreciation expense stood at $17.7 million for the second quarter of fiscal 2006, an increase of $1 million from the $16.7 million for the same period last year. For the six- month period ending September 30, 2005, depreciation expense totalled $35.6 million, an increase of $1.9 million compared to $33.7 million for the same period last year. In both cases, the increase is attributed to the additional depreciation related to additions made to fixed assets in the prior fiscal year, specifically in our Canadian and Other Dairy Products Sector, along with the inclusion of Fromage Côté.

Interest expense decreased by $1.3 million to $6.5 million for the quarter ended September 30, 2005 and decreased by $3.3 million to $12.9 million for the six-month period ended September 30, 2005, compared to the corresponding periods last year. The reduction is explained by the decrease in interest on long-term debt as a result of lower long-term debt levels in comparison to the same periods last year. Furthermore, the appreciation of the Canadian dollar reduced the interest expense on our US debt.

Income taxes for the quarter ended September 30, 2005 totalled $22.1 million reflecting an effective tax rate of 28.6%, compared to $20.5 million for the corresponding period last year. Income taxes for the first six months reached $40.4 million with an effective tax rate of 27%, compared to $43.9 million with an effective tax rate of 27.8% for the corresponding period last year. Our income tax rate varies and could increase or decrease based upon the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its foreign affiliates.

Net earnings reached $55.2 million for the quarter ended September 30, 2005 compared to $55.9 million for the same quarter last year. For the six-month period ended September 30, 2005 net earnings totalled $109.4 million compared to $114.2 million for the corresponding period last year. The decrease in the year-to-date net earnings stems essentially from our first quarter results.

Cash and Financial Resources

For the three months ended September 30, 2005, **cash generated by operating activities before changes in non-cash working capital items** amounted to $74.4 million, an increase of $0.7 million compared to $73.7 million for the same period last year. Since the beginning of the fiscal year, this figure totalled $147.8 million, a decrease of $2.7 million compared to the corresponding period last year. Non-cash working capital items generated $13.6 million in the second quarter of fiscal 2006, compared to $21.9 million generated last year. For the six-month period ended September 30, 2005 non-cash working capital items generated $0.8 million compared to a usage of $34.3 million for the same period last year. Increased inventories in our US Dairy Products Sector during the first two quarters of fiscal 2005 were responsible for the increased cash usage last year.

During the quarter, **investing activities** used $20.2 million for the addition of fixed assets. For the six-month period ended September 30, 2005, fixed asset additions totalled $34.9 million. We maintain our annual forecast of $100 million.

Financing activities for the quarter ended September 30, 2005 consisted of the repayment of $8.9 million in bank loans, the issuance of shares for a cash consideration of $3.2 million, as part of the Stock Option Plan, and payment of $34.6 million in dividends.

As at September 30, 2005, working capital stood at $469.4 million, compared to $452.6 million at March 31, 2005. In the span of six months, the Company generated the funds disbursed to acquire the activities of Fromage Côté and Schneider Cheese, Inc.

As at September 30, 2005, our interest bearing debt-to-equity ratio stood at 0.18, which compares favourably to 0.21 as at March 31, 2005.

The Company currently has at its disposal bank credit facilities of $246 million, $25 million of which are drawn. The Company also has $59 million of cash on hand. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regards to balance sheet items as at September 30, 2005 that varied compared to those as at March 31, 2005, we should note that the variation in most items is principally due to the business acquisitions made in the first quarter of fiscal 2006. Excluding the effect of the acquisitions, inventories have increased by approximately $25 million since the beginning of the fiscal year. However, since June 30, 2005, inventories have declined by about $12 million. We expect this downward trend to continue in the coming quarters and maintain our objective to reduce inventories by $35 million throughout fiscal 2006. Income taxes payable have increased by approximately $27 million since the beginning of the fiscal year. The increase is the result of the restructuring undertaken by the Company that allowed to defer various tax payments. The Company's total assets stood at $2.236 billion as at September 30, 2005, slightly higher than the $2.133 billion as at March 31, 2005.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at September 30, 2005	Issued as at October 28, 2005
Common shares	Unlimited	105,101,172	105,127,391
Preferred shares	Unlimited	None	None
Stock options		5,045,786	5,019,567

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2005 annual report on pages 31 to 37 of the management's analysis, since there were no notable changes during the first two quarters of fiscal 2006.

Information by Sector

Canadian and Other Dairy Products Sector

This sector consists of our Dairy Products Division (Canada) as well as our Dairy Products Division (Argentina).

For the quarter ended September 30, 2005, revenues for the Canadian and Other Dairy Products Sector totalled $665.9 million, an increase of 6.7% or $41.8 million compared to $624.1 million for the same period last year. About $28 million of the increase comes from the recent acquisition of Fromage Côté, completed on April 18, 2005. Also, about $22 million in additional revenues were generated in our Dairy Products Division (Canada), by the increased selling price, in accordance with the increase in the cost of milk as raw material.

In Canada, our cheese activities' sales volumes were lower compared to last year, essentially due to non-recurring sales that occurred in the corresponding quarters of last year. In addition, our sales volumes in the retail segment declined compared to the same period last year, but are at the same level as the first quarter of fiscal 2006. Our fluid milk activities' revenues for the quarter were higher compared to the same period last year due to higher sales volumes essentially in the milk, cream and yogurt categories. The same trend was observed in the first quarter and has continued in this quarter ended September 30, 2005. In Argentina, revenues increased slightly compared to the same period last year, due to a combination of increased selling prices, in accordance with the increase in the cost of milk as raw material and slightly lower volumes.

Since the beginning of the fiscal year, revenues for the Canadian and Other Dairy Products Sector totalled $1.319 billion, an increase of 7.1% compared to $1.231 billion for the same period last year. With the exclusion of revenues from the acquisition of Fromage Côté, revenues would be higher by 3% compared to the same period last year.

For the quarter ended September 30, 2005, EBITDA totalled $69.7 million, an increase of 16.6% or $9.9 million compared to $59.8 million for the same period last year.

During the second quarter, our Canadian and Other Dairy Products Sector continued to perform well compared to the same period last year. Factors contributing to the EBITDA are the recent acquisition of Fromage Côté and the rationalization activities completed in the prior year which continue to show increased savings compared to last year. Finally, the increase in sales volumes in our Canadian fluid milk activities as well as the constant improvement of our manufacturing process continue to strengthen our EBITDA. Our Argentina activities continue to show improvements resulting in improved EBITDA margins. This is a result of the ongoing capital investments and improved manufacturing process.

Since the beginning of the fiscal year, the EBITDA totalled $135.5 million, an increase of $20.2 million, or 17.5% compared to last year. The EBITDA margin increased to 10.3% compared to 9.4% last year.

US Dairy Products Sector

Revenues for the US Dairy Products Sector totalled $321.9 million for the quarter ended September 30, 2005, representing a $16.2 million or 4.8% decrease from the $338.1 million posted for the same period one year earlier. This decrease is mainly attributed to the appreciation of the Canadian dollar, which eroded revenues by approximately $34 million. The average block market per pound of cheese in the second quarter of fiscal 2006 was US $0.04 lower compared to the same period last year, trimming revenues by approximately $7 million. Despite these negative market conditions, our sales volumes for the quarter increased by 8.1%, with increases realized across all channels. The recent acquisition of the activities of Schneider Cheese, on May 27, 2005, accounted for approximately 3% of the 8.1% volume increase in the quarter.

Since the beginning of the fiscal year, revenues totalled $637.1 million a decrease of $71.5 million, or 10%, compared to the same period a year ago. The decrease in the average block market per pound of cheese lowered revenues by approximately $78 million, and the appreciation of the Canadian dollar further eroded revenues by approximately $64 million. On the other hand sales volumes since the beginning of the fiscal year have increased by 9.7%, of which approximately 2% is related to the Schneider Cheese acquisition.

For the quarter ended September 30, 2005, EBITDA totalled $25 million, resulting in a $9.1 million or 26.7% decrease compared to $34.1 million for the same period last year. During the second quarter of fiscal 2006, the average block market per pound of cheese was US$0.04 lower, compared to the same period last year, creating a negative effect on the absorption of fixed costs. The relationship between the average block market per pound of cheese and the cost of milk as raw material continues to be less favourable compared to the same period last year. With regards to inventories, the impact on their realization was more favourable compared to the same period last year. Despite better operational efficiencies, increased sales volumes and slightly improved margin, these market factors combined had a negative impact of approximately $7.1 million on EBITDA. The appreciation of the Canadian dollar eroded approximately $2.7 million in EBITDA. Additional initiatives continued in this quarter in supporting our retail brands as well as continued introductions of new products, such as shaved asiago, and a variety of sliced items. We incurred additional costs of approximately $8 million compared to the second quarter of fiscal 2005, in order to maintain our market share and to increase our market penetration with new customers and for new products with existing customers. The continued increase in fuel costs related to transportation resulted in approximately $1 million of additional expenses.

Since the beginning of the fiscal year, EBITDA decreased by $28.2 million. The appreciation of the Canadian dollar eroded approximately $5 million, while other negative market factors created an additional shortfall of approximately $19 million. Also, additional promotional expenses of approximately $12 million were incurred in the first half of this fiscal year compared to the same period last year resulting in increased sales volumes. In addition, the division experienced increased fuel and ingredients cost over the first half of the year.

Grocery Products Sector
Revenues for our Grocery Products Sector totalled $42.9 million during the quarter, at the same level of the corresponding quarter last year. Canadian sales volumes decreased compared to the same period last year due to the price increase implemented last February, a change in our strategy regarding the reduction and the frequency of rebates, as well as with the impact of exceptionally hot weather during the summer. The decrease in our Canadian sales volume was offset by higher sales due to co-packing agreements for the manufacturing of products for the US market. During the quarter, the division experienced a slight decrease in its market share basically due to increased competition in Canada. Nevertheless we remained active in the back-to-school period with the launch of two new products: brownie bites and a special edition of *Crispy Snack*.

Since the beginning of the fiscal year, revenues from the Grocery Products Sector totalled $81.7 million, a decrease of 3.1% compared to the same period last year. The decrease is attributable mainly to the effect of the price increase implemented last February as well as the reduction and the frequency of rebates.

EBITDA for the Grocery Products Sector stood at $6.8 million, a decrease of $0.2 million compared to the same quarter last year. EBITDA margin went from 16.3% last year to 15.9% this year for the same period. During the course of fiscal 2006, the division has committed about $2 million in additional costs related to the pension plan. The division incurred additional costs of approximately $0.5 million related to the pension plan in the second quarter of fiscal 2006 as compared to the second quarter of last fiscal year. The division also incurred an additional $1.2 million in marketing expenditures, as compared to the corresponding quarter of last fiscal year, directed towards a TV and magazine campaign, and a sampling program to support the relaunch of our *Hop&Go!* brand in Ontario and in the Atlantic Provinces. Excluding these marketing expenses, the EBITDA margin would have stood at 18.6%.

Since, the beginning of the fiscal year, EBITDA stands at $12.3 million, a decrease of $1.8 million compared to the same period last year. This year, the division incurred additional pension plan expenses of about $1 million and additional marketing expenses of $2.4 million in order to develop its *Hop&Go!* brand in Ontario and the Atlantic Provinces.

Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

November 7, 2005

NOTICE
The consolidated financial statements of Saputo Inc. for the three- and six-month periods ended September 30, 2005 and 2004 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of dollars, except per share amounts)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2005	2004	**2005**	2004
Revenues	**$ 1,030,785**	$ 1,005,109	**$ 2,037,493**	$ 2,024,009
Cost of sales, selling and administrative expenses	**929,269**	904,209	**1,839,303**	1,816,091
Earnings before interest, depreciation and income taxes	**101,516**	100,900	**198,190**	207,918
Depreciation of fixed assets	**17,659**	16,689	**35,563**	33,732
Operating income	**83,857**	84,211	**162,627**	174,186
Interest on long-term debt	**6,158**	7,404	**12,502**	15,274
Other interest	**354**	426	**353**	893
Earnings before income taxes	**77,345**	76,381	**149,772**	158,019
Income taxes	**22,134**	20,513	**40,407**	43,861
Net earnings	**$ 55,211**	$ 55,868	**$ 109,365**	$ 114,158
Per share (Note 6)				
Net earnings				
Basic	**$ 0.52**	$ 0.54	**$ 1.04**	$ 1.10
Diluted	**$ 0.52**	$ 0.53	**$ 1.03**	$ 1.08

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars)
(unaudited)

	For the six-month periods ended September 30	
	2005	2004
Retained earnings, beginning of period	**$ 884,054**	$ 711,371
Net earnings	**109,365**	114,158
Dividends	**(34,630)**	(28,137)
Retained earnings, end of period	**$ 958,789**	$ 797,392

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2005	2004	**2005**	2004
Revenues				
Dairy Products				
Canada and Other	**$ 665,913**	$ 624,058	**$ 1,318,714**	$ 1,231,118
United States	**321,925**	338,091	**637,101**	708,605
	987,838	962,149	**1,955,815**	1,939,723
Grocery Products	**42,947**	42,960	**81,678**	84,286
	$ 1,030,785	$ 1,005,109	**$ 2,037,493**	$ 2,024,009
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada and Other	**$ 69,746**	$ 59,777	**$ 135,514**	$ 115,290
United States	**25,006**	34,096	**50,353**	78,578
	94,752	93,873	**185,867**	193,868
Grocery Products	**6,764**	7,027	**12,323**	14,050
	$ 101,516	$ 100,900	**$ 198,190**	$ 207,918
Depreciation of fixed assets				
Dairy Products				
Canada and Other	**$ 8,692**	$ 7,429	**$ 17,378**	$ 14,907
United States	**7,529**	7,970	**15,309**	16,244
	16,221	15,399	**32,687**	31,151
Grocery Products	**1,438**	1,290	**2,876**	2,581
	$ 17,659	$ 16,689	**$ 35,563**	$ 33,732
Operating income				
Dairy Products				
Canada and Other	**$ 61,054**	$ 52,348	**$ 118,136**	$ 100,383
United States	**17,477**	26,126	**35,044**	62,334
	78,531	78,474	**153,180**	162,717
Grocery Products	**5,326**	5,737	**9,447**	11,469
	$ 83,857	$ 84,211	**$ 162,627**	$ 174,186
Interest	**6,512**	7,830	**12,855**	16,167
Earnings before income taxes	**77,345**	76,381	**149,772**	158,019
Income taxes	**22,134**	20,513	**40,407**	43,861
Net earnings	**$ 55,211**	$ 55,868	**$ 109,365**	$ 114,158

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2005	2004	**2005**	2004
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 55,211**	$ 55,868	**$ 109,365**	$ 114,158
Items not affecting cash				
Stock based compensation	**2,059**	1,012	**4,041**	2,182
Depreciation of fixed assets	**17,659**	16,689	**35,563**	33,732
Gain on disposal of fixed assets	**(422)**	(47)	**(417)**	(61)
Funding of employee plans in excess of costs	**(1,075)**	(1,539)	**(2,508)**	(3,076)
Future income taxes	**1,014**	1,702	**1,792**	3,587
	74,446	73,685	**147,836**	150,522
Changes in non-cash operating working capital items	**13,623**	21,919	**757**	(34,312)
	88,069	95,604	**148,593**	116,210
Investing				
Business acquisitions (Note 9)	**-**	-	**(83,527)**	-
Additions to fixed assets	**(20,234)**	(18,923)	**(34,855)**	(34,515)
Proceeds on disposals of fixed assets	**560**	98	**649**	693
Other assets	**120**	(2,463)	**448**	(3,487)
	(19,554)	(21,288)	**(117,285)**	(37,309)
Financing				
Bank loans	**8,921**	(35,921)	**10,427**	(29,943)
Repayment of long-term debt	**-**	(16,383)	**-**	(43,895)
Issuance of share capital for a cash consideration	**3,183**	1,923	**11,510**	9,181
Dividends	**(34,630)**	(28,137)	**(34,630)**	(28,137)
	(22,526)	(78,518)	**(12,693)**	(92,794)
Increase (decrease) in cash	**45,989**	(4,202)	**18,615**	(13,893)
Effect of exchange rate changes on cash	**(2,280)**	(608)	**(918)**	239
Cash (bank overdraft), beginning of period	**15,465**	(970)	**41,477**	7,874
Cash (bank overdraft), end of period	**$ 59,174**	$ (5,780)	**$ 59,174**	$ (5,780)
Supplemental information				
Interest paid	**$ 322**	$ 1,007	**$ 13,017**	$ 15,422
Income taxes paid	**$ 3,081**	$ 14,816	**$ 9,304**	$ 24,158

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	September 30, 2005 *(unaudited)*	March 31, 2005 *(audited)*
ASSETS		
Current assets		
Cash	$ 59,174	$ 41,477
Receivables	308,878	299,828
Inventories	489,231	452,814
Income taxes	13,723	14,381
Future income taxes	8,328	10,711
Prepaid expenses and other assets	19,677	16,795
	899,011	836,006
Portfolio investment	53,991	53,991
Fixed assets (Note 3)	652,675	648,584
Goodwill	550,058	507,200
Trademarks	23,090	24,054
Other assets (Note 4)	56,053	53,437
Future income taxes	1,363	9,800
	$ 2,236,241	$ 2,133,072
LIABILITIES		
Current liabilities		
Bank loans	$ 25,177	$ 15,083
Accounts payable and accrued liabilities	303,937	291,197
Income taxes	94,073	67,438
Future income taxes	6,450	9,653
	429,637	383,371
Long-term debt	290,371	302,521
Other liabilities	18,789	19,139
Future income taxes	108,156	112,191
	846,953	817,222
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	497,044	483,896
Contributed surplus (Note 8)	10,498	8,095
Retained earnings	958,789	884,054
Foreign currency translation adjustment	(77,043)	(60,195)
	1,389,288	1,315,850
	$ 2,236,241	$ 2,133,072

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are in thousands of dollars except information on options)
(unaudited)

1 - Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2005.

2 - Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating in the United States and Argentina are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States and Argentina. The change in the foreign currency translation account for the period principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended September 30		**For the six-month periods ended September 30**	
	2005	2004	**2005**	2004
Foreign exchange gain (loss)	**$ 175**	$ 45	**$ 595**	$ (113)

3 - Fixed Assets

	September 30, 2005			March 31, 2005		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 28,556**	**$ -**	**$ 28,556**	$ 27,872	$ -	$ 27,872
Buildings	**250,555**	**56,070**	**194,485**	246,887	53,657	193,230
Furniture, machinery and equipment	**731,262**	**313,426**	**417,836**	707,965	290,014	417,951
Rolling stock	**13,337**	**6,056**	**7,281**	11,817	5,378	6,439
Held for sale	**4,517**	**-**	**4,517**	3,092	-	3,092
	$ 1,028,227	**$ 375,552**	**$ 652,675**	$ 997,633	$ 349,049	$ 648,584

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian dairy products sector that will be disposed of as a result of certain plant closures.

The net book value of fixed assets under construction, that are not being amortized, amounts to $29,612,000 as at September 30, 2005 ($47,921,000 as at March 31, 2005).

4 - Other assets

	September 30, 2005	March 31, 2005
Net accrued pension plan asset	$ 48,569	$ 45,505
Other	7,484	7,932
	$ 56,053	$ 53,437

5 - Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month and six-month periods ended September 30 are as follows:

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2005	2004	2005	2004
Pension plans	$ 3,386	$ 2,768	$ 6,910	$ 5,436
Other benefit plans	128	493	740	911
	$ 3,514	$ 3,261	$ 7,650	$ 6,347

6 - Earnings per Share

Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each period: 105,014,087 shares for the three-month period ended September 30, 2005 (104,244,546 for the three-month period ended September 30, 2004), and 104,829,633 shares for the six-month period ended September 30, 2005 (104,107,101 for the six-month period ended September 30, 2004).

Diluted earnings per share for the three-month period ended September 30, 2005 have been calculated using 106,466,979 (105,663,281 for the three-month period ended September 30, 2004) common shares by applying the treasury stock method, and 106,282,525 shares for the six-month period ended September 30, 2005 (105,525,836 for the six-month period ended September 30, 2004).

7- Share Capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	September 30, 2005	March 31, 2005
Issued		
105,101,172 common shares (104,527,282 at March 31,2005)	**$ 497,044**	$ 483,896

573,890 common shares (517,398 in 2004) for an amount of $11,510,018 ($9,180,343 in 2004) were issued during the six-month period ended September 30, 2005 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the period ended September 30, 2005, the amount transferred from contributed surplus was $1,638,000.

Share option plan
The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		September 30, 2005		March 31, 2005	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$ 8.50	**65,720**	**$ 8.50**	77,420	$ 8.50
1999	from $16.13 to $18.75	**118,036**	**$18.36**	160,602	$18.34
2000	$19.70	**197,043**	**$19.70**	272,403	$19.70
2001	$13.50	**430,293**	**$13.50**	582,608	$13.50
2002	from $19.00 to $23.00	**713,144**	**$19.10**	814,073	$19.09
2003	$30.35	**726,621**	**$30.35**	815,518	$30.35
2004	$22.50	**1,045,576**	**$22.50**	1,174,625	$22.50
2005	$33.05	**842,005**	**$33.05**	900,666	$33.05
Current	$36.15	**907,348**	**$36.15**	-	-
		5,045,786	**$26.21**	4,797,915	$23.62
Options exercisable at the end of the period		**2,194,642**	**$21.22**	1,778,646	$19.71

7- Share Capital (cont'd)
Changes in the number of options are as follows:

	September 30, 2005	
	Number of options	Weighted average exercise price
Balance at beginning of period	**4,797,915**	**$ 23.62**
Options granted	**914,952**	**$ 36.15**
Options exercised	**(573,890)**	**$ 20.06**
Options cancelled	**(93,191)**	**$ 28.35**
Balance at end of period	**5,045,786**	**$ 26.21**

The fair value of share purchase options granted was estimated at $10.79 per option ($9.86 as at March 31, 2005), using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2005	March 31, 2005
Risk-free interest rate:	**4.0%**	3.5%
Expected life of options:	**6 years**	6½ years
Volatility:	**28%**	28%
Dividend rate:	**2.0%**	1.8%

The exercise price of these options is $36.15 ($33.05 for the corresponding period), which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $2,059,000 ($1,874,000 after income taxes) and $4,041,000 ($3,666,000 after income taxes) relating to stock options was recorded in the statement of earnings for the three-month and six-month periods ended September 30, 2005, respectively. A compensation expense of $1,012,000 ($844,000 after income taxes) and $2,182,000 ($1,918,000 after income taxes) was recorded for the three-month and six-month periods ended September 30, 2004, respectively.

The effect of this expense on basic and diluted earnings per share was $0.02 for the three-month period ended September 30, 2005 ($0.008 in 2004), and $0.03 for the six-month period ended September 30, 2005 ($0.018 in 2004).

8 - Contributed Surplus

	September 30, 2005	Year ended March 31, 2005
Contributed surplus, beginning of period	**$ 8,095**	$ 4,411
Stock based compensation	**4,041**	4,774
Amount transferred to share capital	**(1,638)**	(1,090)
Contributed surplus, end of period	**$ 10,498**	$ 8,095

9 - Business Acquisitions

On April 18, 2005, the Company acquired the activities of Fromage Coté S.A. and Distributions Kingsey Inc. (a cheese manufacturer operating in Canada) for a cash consideration of $52,900,000, subject to adjustments. The preliminary purchase price allocation is as follows; working capital: $10,900,000, fixed assets: $11,375,000, and intangible assets: $30,625,000. The final allocation of the purchase price will be completed during the current fiscal year.

On May 27, 2005, the Company acquired the activities of Schneider Cheese, Inc. (a cheese manufacturer operating in the United States) for a cash consideration of US$24,400,000, subject to adjustments. The preliminary purchase price allocation is as follows; working capital: US$2,400,000, fixed assets: US$4,350,000, and intangible assets: US$17,650,000. The final allocation of the purchase price will be completed during the current fiscal year.

10 - Comparative Figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

Message to Shareholders

We are presenting the results for the second quarter of fiscal 2006, which ended on September 30, 2005.

Net earnings for the quarter totalled $55.2 million, down $0.7 million compared to the $55.9 million for the same quarter in fiscal 2005.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]), totalled $101.5 million, an increase of $0.6 million compared to the $100.9 million posted one year earlier. The EBITDA of our Canadian and Other Dairy Products Sector increased by $9.9 million. The main factors positively affecting EBITDA were the increased efficiencies within all divisions of our Canadian and Other Dairy Products Sector, the increased volumes from our Canadian fluid milk activities, and the inclusion of Fromage Côté, acquired on April 18, 2005. Our US Dairy Products Sector EBITDA decreased by $9.1 million. A less favourable relationship between the average block market[2] per pound of cheese and the cost of milk as raw material, the appreciation of the Canadian dollar, along with the continued increase in fuel costs and certain promotional costs were the driving factors behind this decrease. The EBITDA of our Grocery Products Sector remained relatively stable compared to the same period last year.

Revenues for the second quarter of fiscal 2006 totalled $1.031 billion, an increase of $25.7 million or 2.6% compared to the $1.005 billion for the corresponding period last year. Revenues from our Canadian and Other Dairy Products Sector posted an increase of $41.8 million compared to the same period last year. Higher selling prices in all divisions within the sector, higher sales volumes from our Canadian fluid milk activities, as well as the inclusion of Fromage Côté, were responsible for the revenue increase. Our US Dairy Products Sector revenues decreased by $16.2 million compared to the same period last year. Although the sector experienced a robust sales volume increase, the appreciation of the Canadian dollar along with a lower average block market per pound of cheese negatively affected revenues. Revenues from our Grocery Products Sector remained relatively stable compared to the same period last year.

During the first six months of fiscal 2006, we were affected by increased fuel costs as was the case with other companies within our industry. Overall, the Company was able to minimize these cost increases through various sales pricing methods.

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[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] **"Average block market"** is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

On September 28, 2005 the Company announced the future closure of its plant in Whitehall, Pennsylvania, United States. The Company also announced on October 12, 2005 the future closure of its plant in Harrowsmith, Ontario, Canada. These decisions stem from the Company's continuous analysis aimed primarily at improving the Company's operational efficiencies.

Normal Course Issuer Bid

The Company has the intention to purchase by way of a normal course issuer bid (the "Bid"), for cancellation purposes, up to a maximum of 5,256,369 common shares, representing 5% of its 105,127,391 issued and outstanding common shares as of October 28, 2005. These purchases will be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 11, 2005 and ending on November 10, 2006. The consideration, which will be in cash, that the Company will pay for any common shares acquired by it under the Bid will be the market price of such common shares at the time of acquisition. The Company believes that the purchase of its own shares may, in appropriate circumstances, be a responsible investment of funds on hand.

Outlook

We are continuing to focus on growth and on the assessment of opportunities that would enable us to create added value for our shareholders, whether organically or by means of acquisitions. We are also carrying on with our efforts to find new ways of enhancing our manufacturing efficiency as well as the diversity of our products, taking into consideration the evolving needs of our clients and consumers.

In the Dairy Products Division (Canada), during this second quarter we launched the new brand *Alexis de Portneuf*, which will play a central role in expanding our specialty-cheese offering. In addition to that launch, we began marketing new fine cheeses, and we are determined to carry on in that direction with the aim of assuming a leadership position in that market segment. We also re-launched our line of cheddar cheeses by introducing new products, new sizes and new packaging. In that context, the *Armstrong* brand will be the standard bearer for any and all new initiatives in this product category. As far as our Canadian dairy activities are concerned, we are taking steps aimed at offering new value-added products. Towards the end of the first quarter, we introduced an iced coffee called *Caféccino*, and during this second quarter we launched new flavours in the *International Delight*[3] category. Finally, the Company announced the shutdown of its cheese manufacturing plant in Harrowsmith, Ontario, effective June 28, 2006. Jointly with this rationalization, the Company anticipates adding approximately $4.5 million in new fixed assets at other plants. Costs connected with this closure will be in the order of $1.5 million after taxes, an amount that will be expensed over the next two quarters in this fiscal year, while anticipating annual after-tax savings of about $3.5 million.

In Argentina, deployment of our investment in fixed assets is progressing as expected. It will enable us to better manage our by-products and to take full advantage of opportunities that may arise on national and international markets. We are very satisfied with the results of this division, and are carrying on with its development.

In the United States, we are continuing with our assessment program for the use of financial instruments in order to minimize unfavourable market conditions. Moreover, we are collaborating with the US dairy industry to appeal for revisions in the formulas that determine the manufacturing milk price in order to consider the actual and future market conditions and to allow processors a margin that would be close to historical levels experienced by the industry. Also, we are working closely with our milk suppliers to favourably revise costs associated with milk handling. Lastly, we are currently evaluating the implementation of sales price increases. During the second quarter, we continued to spend significant amounts on promotions to increase our market penetration and support our brands in the retail segment. Also, we announced the complete shutdown of the cheese and by-product manufacturing plant in Whitehall, Pennsylvania, for the month of March 2006. Costs connected with this closure will total roughly US$1.6 million after taxes, an amount that will be expensed over the next two quarters in this fiscal year, while anticipating annual after-tax savings of about US$3 million.

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[3] Trademark used under license.